Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-163155
December 7, 2009
Concord Medical Services Holdings Limited
     Concord Medical Services Holdings Limited, or Concord Medical, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Concord Medical has filed with the SEC for more complete information about Concord Medical and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Concord Medical has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Concord Medical, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-866-718-1649. You may also access Concord Medical’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/ Insert the web page of Amendment No. 4.
     This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to Concord Medical’s registration statement on Form F-1, or Amendment No. 4, as filed via EDGAR with the SEC on December 7, 2009. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 4.
Risk Factors
     The risk factor disclosure “Risks Related to Our Company — We rely on a limited number of equipment manufacturers.” has been revised. The relevant disclosure (as amended) in that risk factor on page 24 is set forth below:
     We rely on a limited number of equipment manufacturers.
     Much of the medical equipment used in our network of centers is highly complex and is produced by a limited number of equipment manufacturers. These equipment manufacturers provide training on the proper operation of our medical equipment to the medical personnel who work in the centers in our network as well as maintenance and repair services for such equipment. Any disruption in the supply of the medical equipment or services from these manufacturers, including as a result of failure by any such manufacturers to obtain the requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture, may delay the development of new centers or negatively affect the operation of existing centers and could have a material adverse effect on our business, financial condition and results of operations.

     The following risk factor is added on page 24:
     We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.
     We have applied in the PRC for the registration of our trademark “Medstar” to protect our corporate name. We also own the rights to 146 domain names that we use in connection with the operation of our business. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Our failure to protect our trademark or such domain names may undermine our marketing efforts and result in harm to our reputation and the growth of our business.
     Furthermore, we cannot be certain that the equipment manufacturers from whom we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. We have in the past been subject to, and may in the future continue to be subject to, such claims by third parties. As a result, we may be named as a defendant in, or joined as a party to, any intellectual property infringement proceedings against equipment manufacturers relating to any equipment we have purchased. If a court determines that any equipment we have purchased from our equipment manufacturers infringes the intellectual property rights of any third party, we may be required to pay damages to such third party and the centers in our network may be prohibited from using such equipment, either of which could damage our reputation and have a material adverse effect on our business prospects, financial condition and results of operations. In addition, any such proceeding may also be costly to defend and may divert our management’s attention and other resources away from our business. Furthermore, the standard equipment purchase agreements that we enter into with our equipment manufacturers typically do not contain indemnification provisions for intellectual property claims. Although we have obtained specific indemnity from one equipment manufacturer for a patent infringement claim, there can be no assurance that we would be able to recover any damages, lost profits or litigation costs resulting from any intellectual property infringement claims or proceedings in which we are named as a party.
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New Technology Co., Ltd., or Our Medical New Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5% and 1.0% of our total net revenues in 2008 and for the nine months ended September 30, 2009, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim.
Business
     The disclosure under the heading “Intellectual Property” has been revised. The relevant disclosure (as amended) on page 115 is set forth below:
Intellectual Property
     We have applied to the PRC Trademark Office of the State Administration for Industry and Commerce for the registration of our trademark “Medstar” to protect our corporate name. We also own the rights to 146 domain names that we use in connection with the operation of our business. Many of the domain names that we own include domain names in Chinese that contain relevant key words associated with various types of cancer, radiotherapy, gamma knife systems, linear accelerators or other medical equipment used or treatments and services provided in our network. We believe that such domain names provide us with the opportunity to enhance our marketing efforts for the treatments and services provided in our network and enhance patients’ knowledge as to cancers, the benefits of radiotherapy and the various treatment options that are available. Other than the use of our trademark and domain names, our business generally is not directly dependent upon any patents, licensed technology or other intellectual property. However, we cannot be certain that the equipment manufacturers from whom we purchase equipment have all requisite third-party consents and licenses for the intellectual property used in the equipment they manufacture. As a result, those equipment manufacturers may be exposed to risks associated with intellectual property infringement and misappropriation claims by third parties which, in turn, may subject us to claims that the equipment we have purchased infringes the intellectual property rights of third parties. See “Risk Factors — Risk Related to Our Company — We may fail to protect our intellectual property rights or we may be exposed to misappropriation and infringement claims by third parties, either of which may have a material adverse effect as to our business.” As we begin to operate specialty cancer hospitals under our own brand name in the future and as our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our rights in our trademark portfolio, the protection of which is important to our reputation and branding strategy and the continued growth of our business.
     The disclosure under the heading “Legal and Administrative Proceedings” has been revised. The relevant disclosure (as amended) on page 116 is set forth below:
     On December 4, 2009, we received a notice that a legal proceeding was initiated against us that alleges a gamma knife system currently in use in certain centers in our network was previously found to infringe upon the patent of a third party. This claim relates to a patent used in the head gamma knife system manufactured by one of our equipment manufacturers, Our Medical New

Technology. A previous legal proceeding involving such patent was initiated in June 2000 against Our Medical New Technology, its related parties and our subsidiary, AMS. The relevant PRC court determined in 2004 that all head gamma knife systems manufactured by Our Medical New Technology after the patent owner began to contest the use of such patent on December 23, 1999 were manufactured without the requisite consent to use the patent in question. The relevant PRC court also ordered the use of such equipment to cease. We are currently assessing the validity and the potential impact of the claim filed against us. Based on our current assessment, we have identified one head gamma knife system in one of the centers in our network that may be subject to such claim. Revenue derived from such center represented approximately 1.5% and 1.0% of our total net revenues in 2008 and for the nine months ended September 30, 2009, respectively. Our Medical New Technology, the manufacturer of the head gamma knife system that may be subject to this claim, has agreed to indemnify us for any damages or losses that we may incur from any intellectual property infringement by such system. We are also continuing to assess whether there is any other medical equipment in our network that might be subject to this claim. We do not currently believe that this claim would result in a material adverse effect on our business, financial condition or results of operations.
     We are not currently involved in any other material litigation, arbitration or administrative proceedings. However, we may from time to time become a party to various other litigation, arbitration or administrative proceedings arising in the ordinary course of our business.
Related Party Transactions
     The disclosure under the heading “Shareholders’ Agreement” has been revised to reflect an amendment to the Amended and Restated Shareholders’ Agreement dated as of October 20, 2008. The relevant disclosure (as amended) on pages 136 and 137 is set forth below:
Shareholders’ Agreement
     In connection with the issuance of our Series B contingently redeemable convertible preferred shares, we entered into an Amended and Restated Shareholders’ Agreement dated as of October 20, 2008, which was subsequently amended on November 17, 2009 and on December 7, 2009, by and among us, the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and certain of our other shareholders and other parties named therein. Under this shareholders’ agreement, our board of directors shall consist of up to eleven directors, out of which one of such director shall be designated by the Carlyle Entities, another shall be designated by CICC Sun Company Limited and another shall be designated by Starr Investments Cayman II, Inc. Prior to the completion of this offering, our existing shareholders are prohibited from transferring their shares without the prior consent of each of the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited. These parties and our other existing shareholders hold certain rights of first refusal with respect to any such proposed transfers. In addition, the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited have certain co-sale rights with respect to any proposed share transfers by any of our other existing shareholders. We have also granted under this shareholders’ agreement certain registration rights to the Carlyle Entities, Starr Investments Cayman II, Inc. and CICC Sun Company Limited. No later than 181 days after this initial public offering or the expiration of the lock-up agreements entered into in connection with this public offering, whichever date is later, we shall file a shelf registration statement with the SEC covering the resale of all of our registrable securities held by the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings Limited. We shall use our best efforts to cause such shelf registration statement to become effective on or prior to the 90th day following the filing of the shelf registration statement and to keep such shelf registration statement in effect until all of the registrable securities held by each of the Carlyle Entities, Starr Investments Cayman II, Inc., CICC Sun Company Limited and Perfect Key Holdings Limited have been resold. See “Description of Share Capital — Registration Rights.” Except for the registration rights, all other shareholders’ rights under the shareholders agreement will automatically terminate upon the completion of this offering.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
     The following was added to Note 27. Events Subsequent to the Date of the Report of Independent Auditors (Unaudited) on page F-48:
     On December 4, 2009, the Company received a formal plaintiff’s claim alleging that certain of the Group’s centers gamma knife systems were infringing third-party owned patents. This claim relates to a patent used in the head gamma knife system manufactured by one of the Company’s equipment manufacturers, Our Medical New Technology Co., Ltd., or Our Medical, which is a related party of the Group. A previous legal proceeding involving the same such patent was initiated in June 2000 against Our Medical, its related parties, and AMS, a subsidiary of the Group, whereby the relevant PRC court also ordered the use of such equipment to cease. The Company is currently assessing the validity of the claim and has received a written indemnification from Our Medical for any damages or losses incurred from any intellectual property infringement by such system. The Company has identified one head gamma knife system operating in one of the centers that could be subject to such claim, representing approximately 1.5% and 1.0% of the Group’s total net revenues in 2008 and for the nine months ended September 30, 2009, respectively. Based on the early stages of this legal claim, the Group has determined that it is not probable that a loss will result from this contingency nor could an amount of the loss contingency be reasonably estimated.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     The following was added to Note 16. Subsequent Events to update events through December 7, 2009 on page F-74:
     On December 4, 2009, the Company received a formal plaintiff’s claim alleging that certain of the Group’s centers gamma knife systems were infringing third-party owned patents. This claim relates to a patent used in the head gamma knife system manufactured by one of the Company’s equipment manufacturers, Our Medical New Technology Co., Ltd., or Our Medical, which is a related party of the Group. A previous legal proceeding involving the same such patent was initiated in June 2000 against Our Medical, its related parties, and AMS, a subsidiary of the Group, whereby the relevant PRC court also ordered the use of such equipment to cease. The Company is currently assessing the validity of the claim and has received a written indemnification from Our Medical for any damages or losses incurred from any intellectual property infringement by such system. The Company has identified one head gamma knife system operating in one of the centers that could be subject to such claim, representing approximately 1.5% and 1.0% of the Group’s total net revenues in 2008 and for the nine months ended September 30, 2009, respectively. Based on the early stages of this legal claim, the Group has determined that it is not probable that a loss will result from this contingency nor could an amount of the loss contingency be reasonably estimated.